EXHIBIT 99.1

DIGATRADE FINANCIAL CORP.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

These unaudited consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The unaudited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

“Bradley J. Moynes”
President, CEO and Director

“Timothy Delaney”
Director

2

DIGATRADE FINANCIAL CORP. Consolidated Statements of Financial Position (Expressed in Canadian Dollars)

	Note	June 30, 2021	December 31, 2020
		$	$
ASSETS

CURRENT
Cash		8,564	476
GST Recoverable		4,703	12,044
Deferred Loss on Derivatives	6	442,876	280,637

		456,143	293,157

LIABILITIES

CURRENT
Trade and Other Payables	5	125,849	147,597
Convertible Promissory Notes - Liability Component	6	88,874	91,721
Derivative Liability	6	346537	1,610,858
Promissory Notes	6	11,738	11,904

Total Liabilities		572,998	1,862,080

SHAREHOLDERS’ (DEFICIENCY)

Share Capital	7	10,223,629	8,876,281
Reserves		60,000	60,000
Accumulated Deficit		(10,400,484)	(10,505,204)

Total Shareholders’ Deficiency		(116,855)	(1,568,923)

		456,143	293,157

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“Bradley J. Moynes”	“Timothy Delaney”
President, Chief Executive Officer and Director	Director

3

DIGATRADE FINANCIAL CORP. Consolidated Statements of Changes in Shareholders’ Deficiency For the Six Months Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

	Note		Number of Common Shares	Number of Class “B” Common Shares	Share Capital	Stock Option Reserve	Deficit	Total Shareholders’ Deficiency	Non-Controlling Interest
					$	$	$	$	$

Balance, December 31, 2019			582,564,926	1,100,000	7,460,158	60,000	(7,793,332)	(273,174)	(157,729)

Class B Common Shares Issued	7	(b)(i)		1,000,000	100			100
Shares Issued Pursuant to Conversion of Convertible Promissory Notes	7	(b)(ii)	634,625,154	-	729,496	-	-	729,496	-
Adjustment to Incorporation of Controlled Subsidiary			-	-	-	-	-	-	3,079
Net Comprehensive Profit (Loss)			-	-	-	-	(1,115,625)	(1,115,625)	(42,841)

Balance, June 30, 2020			1,217,190,080	2,100,000	8,189,754	60,000	(8,908,957)	(659,203)	(197,491)

Balance, December 31, 2020			1,342,473,822	2,100,000	8,876,281	60,000	(10,505,204)	(1,568,923)	-

Shares Issued Pursuant to Conversion of Convertible Promissory Notes	7	(b)(iii)	111,136,865	-	1,347,348	-	-	1,347,348	-
Net Comprehensive Profit (Loss)			-	-		-	104,720	104,720	-

Balance, June 30, 2021			1,453,610,687	2,100,000	10,223,629	60,000	(10,400,484)	(116,855)	-

Authorized Share Capital (Note 7(a))

The accompanying notes are an integral part of these consolidated financial statements.

4

DIGATRADE FINANCIAL CORP. Consolidated Statements of Comprehensive Loss For the Three and Six Months Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

	Note	Three Months ended June 30, 2021	Three Months ended June 30, 2020	Six Months ended June 30, 2021	Six Months ended June 30, 2020
				$	$

EXPENSES
Accounting, Audit, and Legal		15,850	44,217	31,850	68,217
Bank Charges		132	-	367	-
Consulting		39,727	47,996	92,996	117,092
Filing and Transfer Agent Fees		3,000	6,287	8,487	12,572
Marketing		1,000	-	1,000	4,039
Management Fees		37,835	41,046	88,567	105,566
Office		1,500	430	5,000	527

		99,044	139,976	228,267	308,013

LOSS BEFORE OTHER ITEMS		(99,044)	(139,976)	(228,267)	(308,013)

Accretion Expenses		(56,440)	(37,354)	(68,428)	(95,094)
Foreign Exchange Gain		1,275	3,742	1,719	(9,722)
Interest Expenses		(9,761)	(8,292)	(18,259)	(13,868)
Change in Fair Value of Derivative Instruments		67,459	(627,202)	417,955	(684,311)

NET PROFIT (LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS		(96,511)	(809,082)	104,720	(1,111,008)

Loss for the period from Discontinued Operations	4	-	(24,645)	-	(47,458)

NET COMPREHENSIVE LOSS FOR THE PERIOD		(96,511)	(833,727)	104,720	(1,158,466)

TOTAL NET COMPREHENSIVE LOSS ATTRIBUTABLE TO:

Shareholders of the Company		(96,511)	(810,199)	104,720	(1,115,625)

Non-Controlling Interest		-	(23,528)	-	(42,841)

Basic and Diluted Profit (Loss) per Share		$(0.0001)	$(0.0009)	$0.0001	$(0.012)

Weighted Average Number of Shares Outstanding		1,416,742,448	897,334,479	1,416,742,448	897,334,479

The accompanying notes are an integral part of these consolidated financial statements.

5

DIGATRADE FINANCIAL CORP. Consolidated Statements of Cash Flows For the Three and Six Months Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

	Note	Three Months ended June 30, 2021	Three Months ended June 30, 2020	Six Months ended June 30, 2021	Six Months ended June 30, 2020
		$	$	$	$

Cash Provided BY (USED FOR):

OPERATING ACTIVITIES

Net Profit (Loss) for the Period		(96,511)	(833,727)	104,720	(1,158,466)

Loss for the period from Discontinued Operations		-	24,645	-	47,458
Non-Cash Items
Accretion Expenses		56,440	37623	68,428	96,212
Change in Fair Value of Derivative Instruments		(67,459)	626933	(417,955)	684,042
Unrealized Foreign Exchange (Gain)		(1,258)	(2439)	(1,719)	9,722
Accrued Interest on Promissory Notes		9,761	8292	18,259	13,686

Changes in Non-Cash Working Capital Accounts
GST Receivable		10,077	(2450)	(7,341)	(10,054)
Accounts payable and Accrued Liabilities		9,087	52056	22,346	63,553

Net Cash used in Continuing Operations		(79,863)	(89067)	(243,272)	(253,665)

INVESTING ACTIVITY
Net Cash used in Investments in Discontinued
Operations	4	-	30,610	-	53,295

		-	30,610	-	53,330

FINANCING ACTIVITIES

Proceeds on issuance of Class B Shares		-	100	-	100
Advances from Minority Interest		-	-	-	35
Net Proceeds on Issuance of Promissory Notes		79,739	178,729	251,360	258,223

		79,739	178,829	251,360	258,358

(DECREASE) IN CASH		(124)	59,152	8,088	(48,637)

Cash, Beginning of the Period		8,688	5,367	476	113,156

CASH, End of the yeaR		8,564	64,519	8,564	64,519

The accompanying notes are an integral part of these consolidated financial statements.

6

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Digatrade Financial Corp. (the “Company”) is governed by the Business Corporations Act (British Columbia). The head office, principal address, and records office of the Company are located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. The Company’s common shares are listed on the NASDAQ Over-the-Counter Board (“OTCB”) exchange under the symbol “DIGAF”.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANX”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies. Effective October 17, 2018, the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes. The Company will continue to offer OTC trading for institutional customers and accredited traders while continuing to seek new opportunities within the blockchain and the financial technology sector.

In February 2019, the Company entered into a Definitive Agreement with Securter Inc. (“Securter”), a private Canadian corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing (Note 5).

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year. Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The outbreak of the COVID-19 virus and the worldwide pandemic has impacted the Company’s plans and activities. The Company may face disruption to operations, supply chain delays, travel and trade restrictions, and impacts on economic activity in affected countries or regions can be expected and are difficult to quantify. Regional disease outbreaks and pandemics represent a serious threat to hiring and maintaining a skilled workforce and could be a major health-care challenge for the Company. There can be no assurance that the Company’s personnel will not be impacted by these regional disease outbreaks and pandemics and ultimately that the Company would see its workforce productivity reduced or incur increased medical costs and insurance premiums as a result of these health risks.

In addition, the pandemic has created a dramatic slowdown in the global economy. The duration of the outbreak and the resulting travel restrictions, social distancing recommendations, government response actions, business disruptions and business closures may have an impact on the Company’s operations and access to capital. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about by the pandemic’s impact on global industrial and financial markets which may reduce prices in general, share prices and financial liquidity thereby severely limiting access to essential capital.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations and has accumulated losses of $10,400,484 since inception and working capital deficiency of $213,194 as at June 30, 2021. Accordingly, the Company will need to raise additional funds through future issuance of securities or debt financing. Although the Company has raised funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operations.

The current cash resources are not adequate to pay the Company’s accounts payable and to meet its minimum commitments at the date of these consolidated financial statements, including planned corporate and administrative expenses, and other project costs; accordingly, there is significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern.

7

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

b)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on August 26, 2021.

c)	Basis of Consolidation

 These consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Voting Control	Functional Currency

Digatrade Financial Corp.	Canada	Parent Company	Canadian Dollar
Digatrade Limited	Canada	100%	Canadian Dollar
Digatrade (UK) Limited	United Kingdom	100%	Pounds Sterling
Digatrade Limited	USA	100%	US Dollar

d)	Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i)	Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rate at the date when fair value was determined.

ii)	Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)	Financing and Finder’s Fees

Financing and finder’s fees relating to financial instruments with a term of one year or less are expensed in the period incurred. For financial instruments with a term of over one year, the fees are netted against the financial instruments and amortized over the term of the financial instruments.

8

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs. Shares issued for other than cash consideration are valued at either: (i) the fair value of the asset acquired or the fair value of the liability extinguished at the measurement date under current market conditions, or (ii) the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: the date the shares are issued, or the date the agreement to issue the shares is reached.

g)	Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

h)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

i)	Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)	Current Income Tax

Current income tax assets and liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii)	Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

j)	Revenue Recognition

Revenue is comprised of consulting fees and commissions earned on trades executed on the digital currency trading platform. Consulting fee income is recognized as the consulting services are provided. Commission is considered earned when a trade is completed by the Company’s customers. As the platform is not yet fully live, commissions and consulting fees earned have been accounted for as a recovery of development costs incurred.

9

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Financial Instruments

The following is the Company’s accounting policy for financial instruments under IFRS 9:

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the classification under IFRS 9:

Financial assets/liabilities	Classification
Cash	FVTPL
Marketable Securities	FVTPL
Accounts payable	Amortized cost

(ii) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the Consolidated Statements of Comprehensive Income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the Consolidated Statements of Comprehensive Income in the period in which they arise.

(iii) Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the Consolidated Statements of Comprehensive Income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

l)	Non-Controlling Interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

10

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Accounting Standards Effective January 1, 2020

Amendments to IFRS 7 and 9 and IAS 39

On September 26, 2019, IASB amended some of the existing IFRSs requirements for hedge accounting. The amendments are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as IBORs. The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. These amendments were effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. Early application is permitted.

NOTE 3 - SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods. Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Deferred Tax Assets

Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Share-based Compensation

The fair value of share-based compensation is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Impairment of Assets

An impairment loss is recognized for the amount by which the carrying amount of an asset or cash generating unit exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset-specific risk factors. These assumptions relate to future events and circumstances. Actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year.

Fair Value of the Embedded Derivatives in the Convertible Debentures

The Company has determined that its functional currency is the Canadian dollar and has issued convertible debentures with face value in US dollars. Furthermore, the Company conversion feature of the 2018, 2019 and 2020 convertible debentures failed the fixed-for-fixed equity classification provision due to the debentures being denominated in a foreign currency and a variable number of shares being issuable.

11

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

Fair Value of the Embedded Derivatives in the Convertible Debentures (Continued)

As such, the convertible debentures consisted of a liability component (“financial liability”) and an embedded derivative conversion feature (“derivative liability”) and contra asset account of deferred derivative loss due to significant amount of fair value of the derivative liability at inception in excess of the net proceeds. The net proceeds of these convertible bonds were first allocated to the fair value of the derivative liability. As the fair value of the derivative liability at inception exceeds the net proceeds, the indication of significant loss at inception exists. As a result, nominal values of US$1,000 per newly issued convertible bonds were allocated to the financial liability. The remaining balance was set up as deferred derivative loss as a contra asset account. The deferred derivative losses were then amortized to profit and loss over the life of the convertible bonds. Subsequent changes in fair value of the conversion feature were recognized at FVTPL.

The Company measures the fair value of the embedded derivative by reference to the fair value on the convertible debenture issuance date with an estimated life ending on the convertible debenture maturity date and revalues them at each reporting date. In determining the fair value of the embedded derivatives, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price at the reporting date; risk-free interest rate; the remaining expected life of the embedded derivatives and an exchange rate at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. Changes to assumptions used can affect the amounts recognized in the consolidated financial statements.

NOTE 4 - SECURTER SYSTEMS INC. - DISCONTINUANCE OF OPERATIONS

On February 26, 2019, the Company entered into an agreement with Securter Inc., in terms of which a newly formed corporation, Securter Systems Inc. (“SSI”) would acquire all the assets and liabilities of Securter Inc. Upon incorporation, SSI issued 25,937,594 Class A common shares (“Original Class A Common Shares”) to the shareholders of Securter Inc. and 100,000 Class B common shares to the Company. Each Class B common share is non-participating and carries 1,000 votes. The Company shall have the right to purchase up to 30.3% Original Class A Common Shares of SSI at a price of US$0.23 per share for a total purchase consideration of up to US$3,000,000.

As at December 31, 2019, SSI had 26,064,546 Original Class A Common Shares issued and outstanding whereby the Company held 126,951 of Original Class A Common Shares of SSI. Together with the Company’s holding in Class B common shares, the Company held a voting interest of 79.4% and a participating economic interest of 0.49% as at December 31, 2019. During the period January 1, 2020, to September 8, 2020, SSI issued a further 733,482 Original Class A Common Shares to the Company, giving the Company a voting interest of 79.1% and a participating economic interest of 3.13% or 860,433 Original Class A Common Shares in SSI as at September 8, 2020.

On September 8, 2020, SSI effected a reorganization of its capital structure. All the issued and outstanding Original Class A Common Shares and Class B shares of SSI were cancelled, and new Class A shares (“New Class A Common Shares”) were issued. As a result of the reorganization, the Company received 4,396,000 New Class A Common Shares or 16% ownership of SSI in exchange for the Company’s return of its 860,433 Original Class A Common Shares and its 100,000 Class B common shares. Consequently, the Company ceased to hold voting control of SSI on September 8, 2020. The reorganization is accounted for as the disposition of SSI, the subsidiary by the Company. The fair value of the consideration received, the 4,396,000 New Class Common Shares or 16% economic interest in SSI is estimated at $Nil. This is based on the early stage of the business project of SSI and the uncertainty of ability to finance the development cost to commercialization of SSI’s business project.

12

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 4 - SECURTER SYSTEMS INC. - DISCONTINUANCE OF OPERATIONS (Continued)

As of June 30, 2020, the carrying value of SSI net assets were as follows:

June 30, 2020
$

Intangible assets	29,840
Total non-current assets	29,840

Cash	28,551
Sales tax receivable	4,827
Total current assets	63,218

Accounts payable and accrued liabilities	(51,653)
Loan from shareholders	(26,600)
Total current liabilities	(75,805)

Accumulated Deficit	(206,230)

Total net assets and deficit	(218,817)

The Company’s share of net assets and deficit	(21,326)
Non-controlling Interest’s share of net liabilities and deficit	(197,491)

Total net assets and deficit	(218,817)

	April 1 to June 30, 2021	April 1 to June 30, 2020	January 1 to June 30, 2021	January 1 to June 30, 2020
	$	$	$	$
LOSS FOR THE PERIODS FROM DISCONTINUED OPERATIONS

EXPENSES
Accounting, Audit and Legal	-	2,416	-	3,707
Advertising and Promotion	-	118	-	477
Consulting Fees	-	1,905	-	3,736
Development Costs	-	18,831	-	36,355
Exchange Rate Loss	-	1,303	-	849
Interest and Bank Charges	-	72	-	206
General and Administration Expenses	-	0	-	170
Salaries	-	0	-	1,958

Total Expenses	-	24,645	-	47,458

Net Loss From Discontinued Operations	-	(24,645)	-	(47,458)

13

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 4 - SECURTER SYSTEMS INC. - DISCONTINUANCE OF OPERATIONS (Continued)

	April 1 to June 30, 2021	April 1 to June 30, 2020	January 1 to June 30, 2021	January 1 to June 30, 2020
CASH PROVIDED BY (USED FOR):	$	$	$	$

DISCONTINUED OPERATIONS ACTIVITIES
Net Loss for the Period	-	(24,645)	-	(47,458)

Changes in Non-Cash Working Capital Accounts:
Change in GST Receivable	-	(1,380)	-	(1,380)
Change in trade and other payables	-	(4,585)	-	(4,492)

Net cash from (used in) discontinued operations	-	(30,610)	-	(53,330)

Cash invested in Securter Systems Inc.	-	55,288	-	81,838
Advances from Minority Interest	-	-	-	35

INCREASE IN CASH	-	24,678	-	28,543
	-
Cash, Beginning of the Period	-	3,873	-	8

CASH, END OF THE PERIOD	-	28,551	-	28,551

During the six months ended June 30, 2021, and 2020, the Company had net cash used in the investment activities related to SSI as follows:

	Six Months ended June 30, 2021	Six Months ended June 30, 2020
	$	$
Cash used in investing activities related to Securter System Inc.:
Cash invested in Securter Systems Inc.	-	81,838

Net cash (used in) investment in discontinued operations	-	81,838

NOTE 5 - TRADE AND OTHER PAYABLES

As at June 30, 2021 and December 31, 2020, the Company had the following amounts due to creditors:

	June 30, 2021	December 31, 2020
	$	$
Trade Payables	31,649	73,447
Accrued Liabilities	94,200	74,150

	125,849	147,597

14

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 6 - CONVERTIBLE PROMISSORY NOTES

	Promissory Note	Convertible Promissory Note - Liability Component	Derivative Liability	Deferred Derivative Loss (Increase)	Total
	$	$	$	$	$
Balance December 31, 2020	11,904	91,721	1,610,858	(280,637)	1,433,846

Proceeds net of transaction costs	-	6,228	917,137	(672,005)	251,360
Conversions	-	(95,762)	(1,251,586)	-	(1,347,348)
Fair value change	-	2,151	(929,872)	509,766	(417,955)
Interest expense	-	18,259	-	-	18,259
Accretion expense	-	68,428	-	-	68,428
Foreign exchange (gain) loss	(166)	(2,151)	-	-	(2,317)

Balance March 31, 2021	11,738	88,874	346,537	(442,876)	4,273

The convertible bonds consisted of a liability component (“financial liability”) and an embedded derivative conversion feature (“derivative liability”) and contra asset account of deferred derivative loss due to significant amount of fair value of the derivative liability at inception in excess of the net proceeds. The net proceeds of these convertible bonds were first allocated to the fair value of the derivative liability. As the fair value of the derivative liability at inception exceeds the net proceeds, the indication of significant loss at inception exists. As a result, nominal values of US$1,000 per newly issued convertible bonds were allocated to the financial liability. The remaining balance was set up as deferred derivative loss as a contra asset account. The deferred derivative losses were then amortized to profit and loss over the life of the convertible bonds. Subsequent changes in fair value of the conversion feature were recognized at FVTPL (Note 2(k)).

a)

During the six months ended June 30, 2021, the Company issued convertible promissory notes for gross proceeds of $273,790 (US$220,000) (six months ended June 30, 2020 - $272,126 (US$209,500)). The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 15% to 22% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common shares of the Company at a price equal to 61% of the Market Price. The “Market Price” means either the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days or the average of the two closing bid prices during the twenty-five trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

At inception, the net proceeds of $251,360 (US$202,000 or gross proceeds of US$220,000 net of US$22,000 cash discount and transaction costs) were allocated to the derivative liability at $971,137 related to the conversion feature which was determined using the Black-Scholes option pricing model. The remaining balance of the net proceeds were then allocated to nominal values of $6,228 (U$1,000 per each convertible bond issued) and deferred derivative loss, a contra asset account of $672,005.

b)

During the six months ended June 30, 2021, the Company recognized through profit and loss a change in the fair value of the derivative liability and the amortization of the deferred derivative loss of $417,955 (June 30, 2020 - $684,042). As at June 30, 2021, the fair value of the derivative liability related to the conversion feature of $346,537 was determined using the Black-Scholes option pricing model based on the following assumptions: share price of US$0.0087; a risk-free rate of 0.44%; stock price volatility ranging from 125% to 271%; dividend yield of 0%; and expected life of conversion features ranging from 0.13 to 0.92 years. (December 31, 2020 - $1,610,858, determined using the Black-Scholes option pricing model based on the following assumptions: share price ranging from US$0.001 to US$0.004; a risk-free rate of 0.25%; stock price volatility ranging from 172% to 502%; dividend yield of 0%; and expected life of conversion features ranging from 0 to 0.8 years.)

c)

During the six months ended June 30, 2021, promissory notes with a face value of US$262,500 were converted into 111,136,865 common shares of the Company (six months ended June 30, 2020 - US$245,395 converted and 634,625,154 common shares issued).

15

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 7 - SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares, participating, voting (voting right of 1 vote per share), with no par value.

2,100,000 Class “B” common shares, non-participating, voting (voting right of 1,000 votes per share), with no par value

b)	Issued and Outstanding Common Shares

i)

On April 14, 2020, the Company passed a resolution to increase the authorized number of Class “B” common shares from 1,100,000 to 2,100,000. On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

ii)

During the six months ended June 30, 2020, the Company converted promissory notes with face value of US$245,395 into 634,625,154 common shares of the Company. An amount of $729,396 was allocated to the share capital in connection with these promissory note conversions.

iii)

During the three months ended June 30, 2021, the Company converted promissory notes with face value of US$262,500 into 111,136,865 common shares of the Company. An amount of $1,347,348 was allocated to the share capital in connection with these promissory note conversions.

c)	Share Purchase Warrants

The Company had no share purchase warrants outstanding as of June 30, 2021 and December 31, 2020.

e)	Stock Options

On February 14, 2019, the Company granted 5,750,000 stock options to directors of the Company and 4,250,000 stock options to consultants. The options have an exercise price of US$0.006 and expire on February 14, 2027. The continuity of stock options is summarized below:

Expiry Date	Exercise Price		December 31, 2020	Granted 2019	Exercised	Cancelled	June 30, 2021

February 14, 2027	US$	0.006	10,000,000	-	-	-	10,000,000

The Company did not issue any stock options in 2020.

f)	Escrow Shares

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon signing of the agreement and to issue 1,500 shares to be held in escrow. The Company was obligated to pay the creditor a further $7,334 (US$6,687) forty-five days after the Company’s stock becomes DWAC-eligible. On December 22, 2016, the Company paid $5,374 (US$4,000) and the creditor agreed to release these shares from escrow.

As of June 30, 2021, and December 31, 2020, the 1,500 shares were held in trust by the corporate lawyer and have not been returned to the Company’s Treasury.

16

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 8 - RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

a)	Compensation of Key Management Personnel

i)	The Company incurred management fees for services provided by key management personnel for the three and six months ended June 30, 2021 and 2020, as described below.

	Three Months ended June 30, 2021	Three Months ended June 30, 2020	Six Months ended June 30, 2021	Six Months ended June 30, 2020
	$	$	$	$

Management Fees	37,835	41,046	88,567	105,566

ii)

During the six months ended June 30, 2021, the Company incurred consulting fees for services provided by a former director of the Company in the amount of $Nil (six months ended June 30, 2020 - $1,831).

NOTE 9 - FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to various risks in relation to financial instruments. The Company’s financial assets and liabilities by category are summarized in Note 2(k). The Company’s risk management is coordinated in close co-operation with the board of directors and focuses on actively securing the Company’s short to medium-term cash flows and raising financing for the Company’s capital expenditure program. The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed are as follows:

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is dependent upon the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. The Company has a working capital deficiency of $238,702 as at December 31, 2020. There can be no assurance that such debt or equity financing will be available to the Company.

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as the interest rates associated with the convertible promissory notes are fixed.

c)	Credit Risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. As the Company is in the development stage and has not yet commenced commercial production or sales, it is not exposed to significant credit risk.

d)	Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk to the extent it incurs currency exchange platform service and development expenditures and operating costs in foreign currencies including the U.S. Dollar. The Company does not hedge its exposure to fluctuations in the related foreign exchange rates.

17

DIGATRADE FINANCIAL CORP. Notes to the Consolidated Financial Statements June 30, 2021 and 2020 (Expressed in Canadian Dollars)

NOTE 9 - FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

e)	Fair Values

The Company uses the following hierarchy for determining fair value measurements:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: Techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The Company’s financial instruments were measured at fair value using Level 1 valuation technique during the years ended December 31, 2020, 2019 and 2018. The carrying values of the Company’s financial assets and liabilities approximate their fair values.

NOTE 10 - CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its ongoing operations and capital expenditures.

The Company manages its share capital as capital, which as at June 30, 2021, amounted to $10,223,629. At this time, the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund the development of its business. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at June 30, 2021, the Company had a working capital deficiency of $213,194. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the three months ended June 30, 2021.

NOTE 11 - SUBSEQUENT EVENT

On July 12, 2021, the Company issued a further convertible promissory note, raising net proceeds of $49,884 (US$40,000).

The note is unsecured, bears interest at 12% per annum from the date of issuance and matures one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common shares of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

18